TIJJS INSTRUMENT AND ANY SECURITLES ISSUABLE P URSUANT IJERETO HAYE NOT BEEN REGISTERED UNDER TIlE SECURITIES ACT OF 1933, AS AMENDED (TilE "SECURITIES ACT"), OR UNDER TilE SECURITIES LAWS OF CERTAIN STATES. TlIESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTllERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND A PPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

PROFIT LOAN AGREEMENT

(Promissory Note)

Date of Loan:

Amou nt of Loan:

(EFFECTIVE DATEI

[AMOUNT]

City and State of Lender: [CITY. STATE)

Payment Stan Date: May 31, 2020 or the fi rst subsequent May 3 [that the Company reports Adjusted Net Profi t for the previous fiscal year

Payment End Date: May 31, 2030

For value received I Am Like Yo II, LLC, a New York limited liabil ity company (the *"Borrower"* or the *"Company"),* hereby promises to pay to the order of [INVESTOR NAME] *(" Lemler"),* in lawful money of the Uni ted States of America and in immediately available funds, the Repayment Amount (as defi ned below) in the manner set forth below.

I. Definitions.

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(a) *"Atlju.\'tetl Net Profit!i"* means shal l mean gross revenues less operating expenses (incl udi ng accounting services, ban king and admi nistrative fees, commissions, legal services, reimbursed operating expenses and payments to independent analysts) and taxes repon ed on the statement of operations in the Borrower's calendar year fi nancial statements.

(b) *"Lentlers"* means al l of the purchasers of Notes in the crowdfu nding offering of which this Note is a pan .

(c) *"Mel'.'lUremenl Peri(J{f'* means the Company's fi scal year end ing on December 3 1 of a given year.

(d) *"Note"* mean s this Note. *"Notd '* means all of the Notes issued in the crowdfunding offeri ng of which this Note is a part,

(e) *" P{ly mcllt Eml D{lte"* means May 31 , 2030.

1

(f) *"PuymelltStart Date"* means May 31 of the year following Ihe first year for which the Company reports Adjusted Net Profit, subject to a Permitted Deferral.

(g) *"Permitted De/erra!'* is defined in Section 3. I(a) hereof.

(h) *"Pro-Rata Share"* or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the in itial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Noles issued in Ihis offering.

(i) *"Repayment A"wullf'* means amount that is 2,Qx the amount of the Loan.

U) *"Profit Percentage"* means 20% of the Company's Adjusted Net Profit for any year in which the Company realized Adjusted Net Profit for the Measurement Peri od if$ IOO,OOO is raised in the Wefunder Offering, or such lower proportionate percentage of Company Adjusted Net Profit if the Wefunder Offering raises a lower amount. Each Lender in the offering will receive their Pro-Rata Share of tile tOlal Profit Percentage for any year, up 10 the Repayment Amount. For purposes of cl ari ty, if the offering rai ses $50,000, the Profit Percentage wil l be 10% of Adj usted

Net Profit.
(k) *"Wefunder Offering"* means the offering of the Notes conducted through the Wefunder funding portal pursuant to the Form C.

2. Basic Terms.

(a) Group of Profit Loans. This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

(b) When Paid in Full ! Termination. The loan will be considered paid in full and this agreement will lemlinate on the earl ier of (i) when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Defaul t, in which the Borrower will owe Lender additional amounts as set forth herein or (ii) the Payment End Date.

(c) Interest Rate. The interest rate on thi s Loan is a function of the time it takes the Borrower 10 repay the Repayment Amount, To the extent allowed under appl icable law, the profit share will not be considered interest under state usury laws,

3. Paymenls.

(a) Annual Payments. Beginning on the Payment Stan Date, Borrower shall make annual payments to the Lender until the Repayment Amount is repaid in full ; *provided, however,* that at any time the Company may defer up to one of such payments upon notice to Lender (each, a *" Permitted /Je/errar).* For cl ari ty, if there are no Adjusted Net Profit in a gi ven annual Measurement Period there wi ll be no

annual payments with respect to that year.

(b) Amount of Each Payment The amount of each payment shall be the Lender's pro rata share of the Profit Percentage for the Measurement Period ended immediately prior 10 the payment date.

(c) Timing of Paymenl. The Borrower wi ll make the payment to the Lender hereunder (or cause the payments to be made through an agent) on or prior to May 31 of the year following the end of each Measurement Period.

(d) Order of Application of Payments. All payments under this Agreement shall be applied first to interest and then 10 principal.

(e) Place of Payment. All amounts payable hereunder shall be payable at the office of the Lender, unless another place of payment shall be specified in writing by Lender.

(l) Pro Rata Payments. All payments will be made pro rata among all of the Lenders.

4. Prepayment. The Borrower may payoff all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5. Characterization of Investmenl. The parties agree that they shall treat thi s agreement as a loan for financial and tax and all other applicable purposes, and not as equi ty. The Lender agrees to comply wi th all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. Sharing of Payments. If the Lender shall obtain any payment from the Borrower, whether voluntary. involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro·Rata Share of such payments, the Lender shal l remit the excess amount to WeFunder to be shared ratably with the other investors.

7. Company Representations

(a) The Company is a limited liabi li ty company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, del ivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the In vestor, has been duly authorized by al l necessary actions on the part of the Company. This in strument constitutes a legal, val id and bi nding obl igati on of the Company, enforceable

against the Company in accordance with its tenns, except as limited by bankruptcy, insolvency or other laws of general appli cation relating to or affecting the enforcement of creditors' rights generally and general pri nci ples of equity. To the knowledge of the Company, it is not in viol ation of (i) its current certifi cate of incorporation or bylaws, (i i) any materi al statute, rule or regul ation applicable to the Company or (iii) any material indenture or contract to whi ch the Company is a party or by which it is bound, where, in each case, such violation or default, individuall y, or togeth er with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contempl ated by thi s instrument do not and wi ll not: (i) violate any materi al judgment, statute, rule or regulation applicable to the Company; (ii) resu lt in the acceleration of any materi al indenture or contTact to which the Company is a party or by whi ch it is bound; or (iii) resul t in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, fo rfeiture, or nonrenewal of any materi al perm it, license or authori zation applicable to the Company, its bu siness or operations.

(d) No consents or approvals are req ui red in connection with the performance of thi s instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifi cations or fil ings under appl icable securi ties laws.

8. Investor Represent}ltions

1169 1 2~17.3

(a) The Investor has ful l legal ca pacity, power and authority to execute and del iver thi s instrument and to perfonn its obl igations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance wi th its tenns, except as limi ted by bankruptcy, insolvency or other laws of general appl ication relating to or affecting the enfo rcement of creditors' rights generally and general principles of equi ty.

(b) If the Investor has checked the box next to " Accredited Investor" on the signature page, the Investor represents that he, she or it is an accredited investor as such term is defin ed in Rule SO l of Regulation D under the Securities Act. If the In vestor has checked the box nexi to "Unaccredited Investor" on the signature page, the Investor represents that he, she or it is compl ying with the rul es and regulations of Regu lation Crowdfunding, including the investm ent limi ts set forth in Section 4(a)(6) of the Securi ties Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securi ties laws and, therefore, cann ot be resold unl ess they are regi stered under the Securi ties Act and appli cable state securi ties laws or unless an exemption From such registration requi rements is avai labl e. The Investor is purchasing thi s instrument and the secu ri ties to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not wi th a view to, or for resale in connection with, the distri bution th ereof, and the In vestor has no present intention of selling, granting any panici pation in, or

otherwise distributing the same. The In vestor has such knowledge and experience in fin ancial and business matters that the Investor is capable of eval uating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condi tion and is able to bear the economic ri sk of such investment for an indefin ite peri od of time.

9. Default. Each of the foll owi ng events shall be an *" EI'clll of Dcfllult"* hereunder:

(a) Other than wi th respect to a Permitted Deferral, Borrower fa ils to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within five business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or wi thin five business days thereafter;

(b) Borrower files any peti tion or acti on for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the rel ief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of credi tors or takes any limited liability company action in funherance of any of the foregoi ng; or

(c) An involuntary petition is filed agai nst Borrower (unless such petition is di smissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodi an, receiver, trustee or assignee for the benefi t of creditors (or other similar official) is appoi nted to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Defau lt hereunder, all unpaid princi pal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to appli cable law.

II. Parity with Other Notes. The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have suffici ent funds to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

12. Waiver. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of coll ection when incurred, includi ng, wi thout limi tation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the fu ll extent permitted by law.

13. Amendments. Any provision of this instnunent (other than the Repayment Amount) may be amended, waived or modi fi ed as follows: upon the written consent of the Borrower the holders ofa majority in principal of the Loan Amounts raised in this offering.

14. Notice. Any notice requi red or pennitted by this instrument will be deemed

sufficient when del ivered personally or by overnight couri er or sent by email to the relevant address listed on the signature page, or 48 hou rs after being deposi ted in the U.S, mail as certified or registered mail with postage prepaid, addressed to the party to be notifi ed at such party's address listed on the signature page, as subsequently modified by written notice.

15. Governing Law. This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, excl uding confli ct of laws pri nciples that would cause the appl ication of laws of any other jurisdiction.

16. Successors **and** Assigns. Nei ther this instrument nor the righ ts contai ned herein may be assigned, by operation of law or otherwise, by ei ther party without the prior written consent of the OIher; provided, however, that the Company may assign this instrument in whole, withoutthe consent of the Investor, in connection with a reincorporation to change

the Company's domici le. Subject to the foregoing, this instrument wi ll be bi nding on the parties ' successors and assigns.

17. No Membership Rights. The Lender is not entitl ed, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capi tal interests of the Borrower for any purpose, nor wi ll anything contained herein be construed to confer on the Lender, as such, any of the rights ofa member of the Borrower or any right to vote forthe election of Managers or upon any maller submitted to members at any meeting thereof, or to give or withhold consent to any company action or to receive notice of meetings, or to receive subscri ption rights or otherwise.

18. Tn Withholding. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form,

19. Not Effective **Until** Accepted by Borrower. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

BORROWER:

,I AM LIKE YOU FILM, LLC

Name: [FOUNDER NAME)

Title: [FOUNDER TITLE]

LENDER:

[[INVESTOR NAME)

By 1~S~

Name: [Investor Name)

Title: [INVESTOR TITLE)

The Lender is an " accredited investor" as that term is defined in Regulation 0 promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

] Accredited

] Not Accredited

SIGNA:IURE PAGE
TO
PROFIT LOAN AGREEMENT (PROMI!\SORY NOTE)